SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

jmunsell@sidley.com (212) 839-5609	FOUNDED 1866

March 1, 2010

VIA EDGAR

Kevin Woody (Mail Stop 3010)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Comments to Annual Reports on Form 10-K for the Year Ended December 31,
2008 for Commodity Pools Managed by DB Commodity Services LLC

Dear Mr. Woody:

Thank you for your comment letter dated January 20, 2010 addressed to Michael Gilligan, Principal Financial Officer of DB Commodity Services LLC (the “Managing Owner”) responding to our response letter dated August 25, 2009, in connection with your comment letters dated August 5, 2009, regarding the Annual Reports on Form 10-K for the year ended December 31, 2008 (individually, the “2008 Form 10-K,” collectively, the “2008 Form 10-Ks”) for each of PowerShares DB Commodity Index Tracking Fund (the “DBC Fund”) (File No. 001-32726), DB Commodity Index Tracking Master Fund (the “DBC Master Fund”) (File No. 001-32727), PowerShares DB G10 Currency Harvest Fund (the “DBV Fund”) (File No. 001-33020), DB G10 Currency Harvest Master Fund (the “DBV Master Fund”) (File No. 001-33021), PowerShares DB US Dollar Index Trust (the “DXY Trust”) (File No. 001-33317), and each of its two series, PowerShares DB US Dollar Index Bullish Fund (File No. 001-33314) and PowerShares DB US Dollar Index Bearish Fund (File No. 001-33318) (the “DXY Funds”), DB US Dollar Index Master Trust (File No. 001-33315) (the “DXY Master Trust”), and each of its two series, DB US Dollar Index Bullish Master Fund (File No. 001-33316) and DB US Dollar Index Bearish Master Fund (File No. 001-33319) (the “DXY Master Funds”), PowerShares DB Multi-Sector Commodity Trust (File No. 001-33229) (the “Sectors Trust”), and each of its seven series, PowerShares DB Energy Fund (File No. 001-33240), PowerShares DB Oil Fund (File No. 001-33242), PowerShares DB Precious Metals Fund (File No. 001-33244), PowerShares DB Gold Fund (File No. 001-33231), PowerShares DB Silver Fund (File No. 001-33234), PowerShares DB Base Metals Fund (File No. 001-33236) and PowerShares DB Agriculture Fund (File No. 001-33238) (collectively, the “Sectors Funds”), and DB Multi-Sector Commodity Master Trust (File No. 001-33232) (the “Sectors Master Trust”), and each of its seven series, DB Energy Master Fund (File No. 001-33239), DB Oil Master Fund (File No. 001-33241), DB Precious Metals Master Fund (File No. 001-33243), DB Gold Master Fund (File No. 001-33230), DB Silver Master Fund (File No. 001-33233), DB Base Metals Master Fund (File No.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

March 1, 2010

001-33235) and DB Agriculture Master Fund (File No. 001-33237) (the “Sectors Master Funds”). For purposes of this letter, the DBC Funds, the DBV Fund, the DXY Funds and the Sectors Funds shall hereinafter be collectively referred to as the “DB Funds” and the DBC Master Fund, the DBV Master Fund, the DXY Master Funds and the Sectors Master Funds shall hereinafter be collectively referred to as the “DB Master Funds.”

This letter responds on behalf of the Managing Owner to the questions and comments you raised. As discussed with you and your colleagues on January 26, 2010, via telephone conference, comments 5, 6, 8 and 9 will be addressed contemporaneously via a separate correspondence. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

COMMENTS APPLICABLE TO ALL DB FUNDS

General

1.	We note that you have submitted your response on EDGAR only in relation to PowerShares DB Commodity Index Tracking Fund. Please also submit your response on EDGAR for each of the funds for which you received comment letters.

Response:

We respectfully submit that our response dated August 25, 2009 was filed as correspondence on Edgar for all DB Funds. The accession number for the filing is 0001193125-09-182173. Please see the attached SEC Filing Acceptance notice attached hereto as Exhibit 1-1.

Item 1. Business

Index Composition, page 2

2.	We note your response to prior comment 2. We agree that the additional reference to the weighted composition information available on the fund’s website is valuable; however, we continue to believe that providing a snapshot of the composition as of the end of the fiscal year would also be useful to investors. Please confirm that you will provide this disclosure in your next 10-K.

Response:

We confirm that, beginning with the Annual Reports on 10-K for the year ended December 31, 2009, we will provide a snapshot of the composition of each DB Fund as of the end of the fiscal year. Please note however, that this information will not be included for any single commodity tracking fund (i.e. PowerShares DB US Dollar Index Bullish Fund, PowerShares DB US Dollar Index Bearish Fund, PowerShares DB Oil Fund, PowerShares DB Silver Fund and PowerShares DB Gold Fund) as the composition of such fund will be weighted 100% on the futures contract for that commodity.

March 1, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 19

Liquidity, page 23

3.	We note your response to comment 4 regarding margin calls. Please revise your disclosure in future filings to provide a concise description of each fund’s initial margin requirements and variation margin requirements, including a brief explanation of how variation margin requirements may change. If you could receive margin calls or requests to post more collateral from a broker or counterparty, please disclose whether you may meet such requests by liquidating a portion of your United States Treasury Obligations and increasing your cash account. To the extent that changes in variation margin requirements reflect changes in volatility or value at risk, please briefly discuss or refer to your Item 7A disclosure as appropriate. Please tell us how you plan to respond.

Response:

We respectfully submit that the requested disclosure regarding margin calls is not relevant and its inclusion would not add useful information while serving to obscure the useful disclosures being made. The initial margin requirements and variation margin requirements applicable to each DB Fund, and how they may change, are not particular to any of the funds. Rather, these requirements are applicable to all participants in the futures markets to the same extent. The applicability of these rules to the DB Funds is no different from their applicability to any other person of any description who establishes and maintains futures positions. The disclosure requested regarding margin relates to the functioning of the futures markets and their settlement systems, not the businesses of the DB Funds, their liquidity, or any other aspect of their financial condition or results of operations.

Results of Operations, page 24

4.	We note your response to prior comment 5. Please clarify whether the discrepancy between changes in NAV and changes in the level of the index results solely from the use of returns to cover fees and expenses. To the extent that Fund investments differ materially from the exposures reflected in the index, please discuss those variations and their impact on performance of the Fund.

March 1, 2010

Response:

In response to your comment, beginning with the Annual Reports on 10-K for the year ended December 31, 2009, the following paragraph (or substantially similar) will be included in the Results of Operations section for all DB Funds.

“The Index is a set of rules applied to a body of data and does not represent the results of actual investment or trading. The Index is ‘frictionless’, in that it does not take into account fees or expenses associated with investing in the Fund. Also, because it does not represent actual futures positions, the Index is not subject to, and does not take into account the impact of, speculative position limits or certain other similar limitations on the ability of the Fund to trade the Index Commodity. The TR version of the Index includes an assumed amount of interest income based on prevailing rates that is adjusted from time to time. The Fund, by contrast, invests actual money and trades actual futures contracts. As a result, the performance of the Fund involves friction, in that fees and expenses impose a drag on performance. The Fund may be subject to speculative position limits and certain other limitations on its ability to trade the Index Commodity, which may compel the Fund to trade futures or other instruments that are not the Index Commodity as proxies for the Index Commodity. The interest rate actually earned by the Fund over any period may differ from the assumed amount of interest income factored into the TR version of the Index over the same period. All of these factors can contribute to discrepancies between changes in net asset value per Share and changes in the level of the Index over any period of time. Fees and expenses always will tend to cause changes in the net asset value per Share to underperform changes in the value of the Index over any given period, all other things being equal. Actual interest income could be higher or lower than the assumed interest income factored into the TR version of the Index, and therefore could cause changes in the net asset value per share to outperform or underperform changes in the value of the Index over any given period, all other things being equal. Similarly, trading futures or other instruments that are not the Index Commodity as proxies for the Index Commodity could cause changes in the net asset value per share to outperform or underperform changes in the value of the Index over any given period, all other things being equal.”

Item 8. Financial Statements and Supplementary Data

Financial Statements

General

5.	We note your response to prior comment 6. As the Fund and Master Fund are separate registrants, please amend your filing to provide separate financial statements for the Fund and Master Fund.

March 1, 2010

Response:

As discussed in our conference call of January 26, 2010, and as suggested by Karen Garnett, we are contemporaneously addressing this comment via a separate correspondence.

Item 9A. Controls and Procedures, page 50

6.	We note your response to our prior comment 10; however, we continue to believe that the Master Funds are separate registrants that should provide the Item 9A disclosure in your reports. We note that the Master Funds are identified as Rule 140 co-registrants on your 10-Ks and have signed the reports as co-registrant. The Master Funds are co-registrants and have signed Forms 8-A to register common units of beneficial interest, and therefore they do appear to have a class of securities registered under the 1934 Act. We also note that the 1933 Act registration statement for each Fund’s continuous public offering indentifies the Master Fund as a Rule 140 co-registrant. Section 13(a) creates a reporting obligation for a company with securities registered under Section 12. Section 15(d) creates a reporting obligation for a company with an effective 1933 Act registration statement. The requirements regarding controls and procedures contained in Items 307 and 308 of Regulation S-K apply to each registrant.

Please confirm that in future filings you will provide disclosure to clarify that for purposes of the disclosure under Item 9A, references to the “Fund” include both the Fund and the Master Fund.

Response:

We cannot address the comment above until we have obtained resolution and/or feedback regarding comment #5 to this letter for which we have provided an answer via a separate correspondence. However, we continue to believe that the DB Master Funds (and the Master Trusts, as the case may be) do not have a class of securities registered under the ‘34 Act and technically are not reporting companies. Although the DB Master Funds are co-registrants and signed the Forms 8-A to register common units of beneficial interest, Item 1 of the respective Form 8-A for each DB Fund (“Description of Registrant’s Securities to be Registered”) incorporates the description of the securities to be registered from the 424(b) of the applicable DB Fund, which states in pertinent part as follows:

“The Fund issues common units of beneficial interest, or Shares, which represent units of fractional undivided beneficial interest in and ownership of the Fund. The Shares are listed on the NYSE Arca under the symbol …”

Accordingly, we do not believe that the DB Master Funds are subject to the reporting obligations of Section 13(a) for companies with securities registered under Section 12.

March 1, 2010

Likewise, we do not believe that the DB Master Funds are subject to the Section 15(d) reporting obligation for companies with an effective 1933 Act registration statement. Finally, we do not believe that the requirements regarding controls and procedures contained in Items 307 and 308 of Regulation S-K apply to the Master Funds (or to the Sector Trust, Sector Master Trust, DXY Trust or the DXY Master Trust, as applicable).

Item 15. Exhibits and Financial Statement Schedules

7.	We note your response to prior comment 12. Please refer to the last sentence under Instruction 1.B. of Item 601(a)(4) of Regulation S-K, which states that such incomplete exhibits may not be incorporated by reference in any subsequent filing under any Act administered by the Commission. Please file executed copies of these agreements in their entirety. Also note that for those agreements where two or more agreements are substantially similar except as to the parties thereto, the registrant may file a copy of only one such document, with a schedule that identifies the omitted documents and describes the material differences between the omitted documents and the copy that was filed. Please see Instruction 2 to Item 601(a)(4) of Regulation S-K.

Response:

We acknowledge the staffs comment and respectfully request that compliance with the staff’s request be delayed until the first Quarterly Report on Form 10-Q in 2010.

Certifications

8.	Please note our comment above regarding controls and procedures disclosure. For the same reasons, we continue to believe that the Fund and the Master Fund should provide separate certifications. The requirements regarding certifications contained in Rule 13a-14(a) and 15d-14(a) apply to each registrant. Please confirm that your future reports will include separate certifications for each registrant.

Response:

We cannot address the comment above until we have obtained resolution and/or feedback regarding comment #5 to this letter for which we have provided an answer via a separate correspondence.

March 1, 2010

COMMENT SPECIFICALLY DIRECTED TO POWERSHARES DB US DOLLAR INDEX TRUST AND DB US DOLLAR INDEX MASTER TRUST

Item 9A. Controls and Procedures

9.	We note your response to comments 10 and 16. While we understand the series trust structure, we continue to believe that your disclosure should address controls and procedures separately for each separate registrant. Please confirm that in future filings you will include disclosure regarding controls and procedures at the Trust and Master Trust levels and file separate certifications for these registrants.

Response:

We cannot address the comment above until we have obtained resolution and/or feedback regarding comment #5 to this letter for which we have provided an answer via a separate correspondence. Please also see our response to comment #6 above.

COMMENT SPECIFICALLY DIRECTED TO POWERSHARES DB US DOLLAR INDEX BULLISH FUND, POWERSHARES DB US DOLLAR INDEX BEARISH FUND, AND POWERSHARES DB G10 CURRENCY HARVEST FUND

Fund Investment Overview

10.	We note your response to comment 18. Please provide disclosure in your future filings that is similar to this explanation in your response. In addition, please clarify whether the Master Fund seeks to maintain weighting in the portfolio that reflects the target weights of the Index.

Response:

With respect to the DXY Funds and the DBV Fund, beginning with the Annual Reports on 10-K for the year ended December 31, 2009, the following paragraph (or substantially similar) will be included in the “Fund Investment Overview” section, as applicable.

For DXY Funds:

“The Fund is an index tracking fund and does not utilize any trading system, whether discretionary, systematic or otherwise. The Index is calculated to reflect the changes in market value over time, whether positive or negative, of [long/short] positions in DX Contracts. In turn, the Master Fund seeks to track the Index by establishing [long/short] positions in DX Contracts accordingly. Therefore, the Managing Owner serves in an administrative role in order to ensure that the Fund invests in a manner that seeks to track the Index.”

March 1, 2010

For DBV Fund:

“The Fund is an index tracking fund and does not utilize any trading system, whether discretionary, systematic or otherwise. The Index is a mathematical construct that is comprised of the Index Currencies, each of which is assigned an initial weight. As the value of the underlying Index Currencies changes, the relative weights of each Index Currencies will vary. The Index will be re-balanced at a pre-determined frequency in order to restore the target weights. As the Master Fund will invest in futures contracts tied to the underlying Index Currencies (and their corresponding target base weights) with a view to tracking the changes, whether positive or negative, in the changes in the levels of the Index, the Managing Owner serves in an administrative role in order to ensure that the Fund invests in a manner that seeks to track the Index.”

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Michael Gilligan
Hans Ephraimson

Exhibit 1-1

-----Original Message-----

From: edgar-postmaster@sec.gov [mailto:edgar-postmaster@sec.gov]

Sent: Wednesday, August 26, 2009 4:05 PM

To: Yadgar, Michael S.; ruth.kaufman@rrd.com; nydowntown@rrd.com

Subject: ACCEPTED FORM TYPE CORRESP (0001193125-09-182173)

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION.

COMPANY: PowerShares DB Commodity Index Tracking Fund

FORM TYPE: CORRESP NUMBER OF DOCUMENTS: 3

RECEIVED DATE: 26-Aug-2009 16:04  ACCEPTED DATE: 26-Aug-2009 16:05

TEST FILING: NO  CONFIRMING COPY: NO

ACCESSION NUMBER: 0001193125-09-182173

FILE NUMBER(S):

1. None.

THE PASSWORD FOR LOGIN CIK 0001193125 WILL EXPIRE 26-Jun-2010 08:19.

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

1. CIK: 0001328237

COMPANY: PowerShares DB Commodity Index Tracking Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

2. CIK: 0001328239

COMPANY: DB Commodity Index Tracking Master Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

3. CIK: 0001354730

COMPANY: PowerShares DB G10 Currency Harvest Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

4. CIK: 0001354731

COMPANY: DB G10 Currency Harvest Master Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

5. CIK: 0001367305

COMPANY: DB Multi-Sector Commodity Master Trust

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

6. CIK: 0001367306

COMPANY: PowerShares DB Multi-Sector Commodity Trust

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

7. CIK: 0001371531

COMPANY: DB US Dollar Index Master Trust

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

8. CIK: 0001371571

COMPANY: PowerShares DB US Dollar Index Trust

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

9. CIK: 0001383054

COMPANY: POWERSHARES DB SILVER FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

10. CIK: 0001383055

COMPANY: PowerShares DB Gold Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

11. CIK: 0001383056

COMPANY: DB Gold Master Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

12. CIK: 0001383057

COMPANY: PowerShares DB Precious Metals Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

13. CIK: 0001383058

COMPANY: PowerShares DB Oil Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

14. CIK: 0001383059

COMPANY: DB Precious Metals Master Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

15. CIK: 0001383060

COMPANY: DB Oil Master Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

16. CIK: 0001383061

COMPANY: DB Energy Master Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

17. CIK: 0001383062

COMPANY: PowerShares DB Energy Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

18. CIK: 0001383081

COMPANY: DB AGRICULTURE MASTER FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

19. CIK: 0001383082

COMPANY: POWERSHARES DB AGRICULTURE FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

20. CIK: 0001383083

COMPANY: DB BASE METALS MASTER FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

21. CIK: 0001383084

COMPANY: POWERSHARES DB BASE METALS FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

22. CIK: 0001383086

COMPANY: DB SILVER MASTER FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

23. CIK: 0001383148

COMPANY: DB US DOLLAR INDEX BEARISH MASTER FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

24. CIK: 0001383149

COMPANY: POWERSHARES DB US DOLLAR INDEX BEARISH FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

25. CIK: 0001383150

COMPANY: DB US DOLLAR INDEX BULLISH MASTER FUND

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

26. CIK: 0001383151

COMPANY: PowerShares DB US Dollar Index Bullish Fund

FORM TYPE: CORRESP

FILE NUMBER(S):

1. None.

NOTICE

URGENT: Verify that all of your addresses on the EDGAR database are correct. An incorrect address in the EDGAR Accounting Contact Name and Address information may result in your fee Account Activity Statement being returned to the SEC as undeliverable. Please correct outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from 6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer

Support staff members are available to respond to requests for assistance from 9:00 a.m. to 5:30 p.m. Eastern Time.

We strongly encourage you to visit the Filing Website at https://www.edgarfiling.sec.gov. You can download our current version of the EDGARLink/Windows software and templates, the Filer Manual, receive on-line help, and access Frequently Asked Questions.

IRS Circular 230 Disclosure: To comply with certain U.S. Treasury regulations, we inform you that, unless expressly stated otherwise, any U.S. federal tax advice contained in this communication, including attachments, was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any penalties that may be imposed on such taxpayer by the Internal Revenue Service. In addition, if any such tax advice is used or referred to by other parties in promoting, marketing or recommending any partnership or other entity, investment plan or arrangement, then (i) the advice should be construed as written in connection with the promotion or marketing by others of the transaction(s) or matter(s) addressed in this communication and (ii) the taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

**********************************************************************************************************

This e-mail is sent by a law firm and may contain information that is privileged or confidential. If you are not the intended recipient, please delete the e-mail and any attachments and notify us immediately.

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(See attached file: Response to SEC Comments to the 2008 Form 10-Ks (EXECUTED).PDF)

DB Commodity Services LLC

60 Wall Street

New York, New York 10005

March 1, 2010

VIA EDGAR

Kevin Woody (Mail Stop 3010)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Registrants and Co-Registrants Set forth on the Execution Pages Attached Hereto (Collectively, the “DB Funds”) Annual Reports on Form 10-K for the Year Ended December 31, 2008 (collectively, the “2008 Form 10-Ks”)

Dear Mr. Woody:

We reference the response letter regarding the above-referenced matter dated February 26, 2010 from James C. Munsell, Esq. of Sidley Austin LLP and addressed to your attention (the “Response Letter”).

In connection with and pursuant to the Response Letter, we, DB Commodity Services LLC, in our capacity as the managing owner (the “Managing Owner”) of and on behalf of each of the DB Funds acknowledge that:

•	Each DB Fund is responsible for the adequacy and accuracy of the disclosure in their respective 2008 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any 2008 Form 10-K; and

•	the DB Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to telephone the undersigned at 212.250.5883.

[Signature pages continue on the next page]

PowerShares DB Commodity Index Tracking Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Commodity Index Tracking Master Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Energy Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Oil Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Precious Metals Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC, its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Gold Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Silver Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Base Metals Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB Agriculture Fund, a series of PowerShares DB Multi-Sector Commodity Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Energy Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Oil Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Precious Metals Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Gold Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Silver Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Base Metals Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB Agriculture Master Fund, a series of DB Multi-Sector Commodity Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB G10 Currency Harvest Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB G10 Currency Harvest Master Fund

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB US Dollar Index Bullish Fund, a series of PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

PowerShares DB US Dollar Index Bearish Fund, a series of PowerShares DB US Dollar Index Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB US Dollar Index Bullish Master Fund, a series of DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer

DB US Dollar Index Bearish Master Fund, a series of DB US Dollar Index Master Trust

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Hans Ephraimson
Name:	Hans Ephraimson
Title:	Chief Executive Officer

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Principal Financial Officer